UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2025

Commission File Number: 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2025

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

●	FORM F-3 (NO. 333-274460) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 11, 2023.
●	FORM F-3 (NO. 333-227942) ORIGINALLY FILED WITH THE SEC ON OCTOBER 23, 2018.

Unaudited Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2025 and 2024

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2025	2024	2025	2024
Operating revenues: (Notes 3 and 4)
Time charter and bareboat revenues	$85,920	$73,437	$168,911	$146,799
Voyage revenues	—	351	466	3,066
Loss of hire insurance recoveries (Note 5)	607	78	607	78
Other income	533	554	1,105	1,109
Total revenues	87,060	74,420	171,089	151,052

Gain from disposals of assets	—	—	1,342	—

Operating expenses:
Vessel operating expenses	33,005	26,952	63,614	52,861
Voyage expenses and commission	944	584	1,711	2,219
Depreciation	29,372	27,748	58,135	55,490
Impairment (Note 20)	—	16,384	—	16,384
General and administrative expenses	1,555	1,426	3,351	3,063
Total operating expenses	64,876	73,094	126,811	130,017
Operating income	22,184	1,326	45,620	21,035
Finance income (expense): (Note 6)
Interest income	903	897	1,651	1,725
Interest expense (Note 6)	(15,316)	(16,863)	(30,218)	(34,328)
Other finance income (expense) (Note 6)	(199)	177	(351)	(92)
Realized and unrealized gain (loss) on derivative instruments (Note 7)	(370)	1,797	(1,714)	6,799
Net gain (loss) on foreign currency transactions	(267)	28	107	(198)
Total finance expense	(15,249)	(13,964)	(30,525)	(26,094)
Income (loss) before income taxes	6,935	(12,638)	15,095	(5,059)
Income tax expense (Note 9)	(125)	(213)	(704)	(354)
Net income (loss)	$6,810	$(12,851)	$14,391	$(5,413)
Series A Preferred unitholders’ interest in net income (loss)	$1,700	$1,700	$3,400	$3,400
General Partner’s interest in net income (loss)	95	(269)	203	(163)
Limited Partners’ interest in net income (loss)	5,015	(14,282)	10,788	(8,650)
Earnings per unit (Basic): (Note 16)
Common unit (basic)	$0.15	$(0.42)	$0.32	$(0.25)
Class B unit (basic)	$—	$—	$—	$—
General Partner unit (basic)	$0.15	$(0.42)	$0.32	$(0.25)
Earnings per unit (Diluted): (Note 16)			—
Common unit (diluted)	$0.15	$(0.42)	$0.32	$(0.25)
Class B unit (diluted)	$—	$—	$—	$—
General Partner unit (diluted)	$0.15	$(0.42)	$0.32	$(0.25)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2025 and 2024

(U.S. Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2025	2024	2025	2024
Net income (loss)	$6,810	$(12,851)	$14,391	$(5,413)
Other comprehensive income, net of tax	—	—	—	—
Comprehensive income (loss)	$6,810	$(12,851)	$14,391	$(5,413)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2025, and December 31, 2024

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	At June 30, 2025	At December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents (Note 8)	$66,322	$66,933
Amounts due from related parties (Note 14)	2,020	2,230
Inventories (Note 11)	3,598	3,304
Derivative assets (Notes 7 and 8)	5,084	8,112
Other current assets (Note 18)	17,607	14,793
Total current assets	94,631	95,372

Long-term assets:
Vessels, net of accumulated depreciation (Notes 10 and 20)	1,512,647	1,462,192
Right-of-use assets (Note 4)	3,860	1,269
Deferred tax assets (Note 9)	3,082	3,326
Derivative assets (Notes 7 and 8)	2,401	5,189
Accrued income	7,531	4,817
Total long-term assets	1,529,521	1,476,793
Total assets	$1,624,152	$1,572,165

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$5,789	$5,766
Accrued expenses (Note 19)	18,427	11,465
Current portion of long-term debt (Notes 8 and 13)	179,030	256,659
Current lease liabilities (Note 4)	1,004	1,172
Income taxes payable (Note 9)	54	60
Current portion of contract liabilities (Note 12)	5,529	2,889
Prepaid charter and deferred revenue	2,079	7,276
Amount due to related parties (Note 14)	7,202	1,835
Total current liabilities	219,114	287,122

Long-term liabilities:
Long-term debt (Notes 8 and 13)	735,449	648,075
Lease liabilities (Note 4)	2,856	97
Derivative liabilities (Notes 7 and 8)	1,317	—
Contract liabilities (Note 12)	43,355	23,776
Deferred tax liabilities (Note 9)	103	91
Deferred revenues	1,635	1,869
Total long-term liabilities	784,715	673,908
Total liabilities	1,003,829	961,030
Commitments and contingencies (Note 15)
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders: 34,045,081 units issued and outstanding at June 30, 2025 and December 31, 2024 respectively	522,621	513,603
Class B unitholders (1): 252,405 units issued and outstanding at June 30, 2025 and December 31, 2024 respectively	3,871	3,871
General partner interest: 640,278 units issued and outstanding at June 30, 2025 and December 31, 2024 respectively	9,523	9,353
Total partners’ capital	536,015	526,827
Total liabilities and equity	$1,624,152	$1,572,165
(1)

On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK Offshore Tankers AS (“Knutsen NYK” or “KNOT”), and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of June 30, 2025, 420,675 of the Class B Units had been converted to common units.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

for the Three and Six Months Ended June 30, 2025 and 2024

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
(U.S. Dollars in thousands)	Common	Class B	Partner	Comprehensive	Partners’	Preferred
Three Months Ended June 30, 2024 and 2025	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at March 31, 2024	$514,760	$3,871	$9,374	$—	$528,005	$84,308
Net income (loss)	(14,282)	—	(269)	—	(14,551)	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2024	$499,593	$3,871	$9,089	$—	$512,553	$84,308

Consolidated balance at March 31, 2025	$518,491	$3,871	$9,444	$—	$531,806	$84,308
Net income (loss)	5,015	—	95	—	5,110	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2025	$522,621	$3,871	$9,523	$—	$536,015	$84,308

Six Months Ended June 30, 2024 and 2025
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
Net income (loss)	(8,650)	—	(163)	—	(8,813)	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2024	$499,593	$3,871	$9,089	$—	$512,553	$84,308

Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308
Net income (loss)	10,788	—	203	—	10,991	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2025	$522,621	$3,871	$9,523	$—	$536,015	$84,308

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and 2024

(U.S. Dollars in thousands)

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2025	2024
OPERATING ACTIVITIES
Net income (loss) (1)	$14,391	$(5,413)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	58,135	55,490
Impairment	—	16,384
Amortization of contract intangibles / liabilities	(2,244)	—
Amortization of deferred revenue	(234)	(234)
Amortization of deferred debt issuance cost	1,163	1,089
Drydocking expenditure	(7,592)	(58)
Income tax (benefit) expense	704	354
Income taxes paid	(52)	(23)
Unrealized (gain) loss on derivative instruments	7,345	1,251
Unrealized (gain) loss on foreign currency transactions	(598)	148
Net gain from sale of asset	(1,342)	—
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(255)	(436)
Decrease (increase) in inventories	(716)	(20)
Decrease (increase) in other current assets	(1,286)	(1,907)
Decrease (increase) in accrued income	(2,714)	—
Increase (decrease) in trade accounts payable	842	(4,636)
Increase (decrease) in accrued expenses	3,603	(5,058)
Increase (decrease) prepaid charter	(5,197)	1,887
Increase (decrease) in amounts due to related parties	4,027	1,754
Net cash provided by operating activities	67,980	60,572

INVESTING ACTIVITIES
Additions to vessel and equipment	(213)	(75)
Proceeds from asset swap (net cash)	1,040	—
Net cash provided by (used in) investing activities	827	(75)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	60,000
Repayments of long-term debt	(64,458)	(121,971)
Payment of debt issuance cost	—	(536)
Cash distributions	(5,203)	(5,203)
Net cash used in financing activities	(69,661)	(67,710)
Effect of exchange rate changes on cash	243	(89)
Net increase (decrease) in cash and cash equivalents	(611)	(7,302)
Cash and cash equivalents at the beginning of the period	66,933	63,921
Cash and cash equivalents at the end of the period	$66,322	$56,619
(1)	Included in net income (loss) is interest paid amounting to $29.5 million and $33.6 million for the six months ended June 30, 2025 and 2024, respectively.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

1)	Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

As of June 30, 2025, the Partnership had a fleet of eighteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen , the Synnøve Knutsen, the Tuva Knutsen and the Live Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2026 and 2031. Please see Note 4—Operating Leases.

On July 2, 2025, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired from KNOT all outstanding shares in KNOT Shuttle Tankers 37 AS, the company that owns the Daqing Knutsen. Please see Note 22—Subsequent Events. The acquisition of the Daqing Knutsen will be accounted for as an acquisition of an asset. As a result, the Partnership will record the results of operations of the Daqing Knutsen in its consolidated statement of operations from July 2, 2025.

The unaudited condensed consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements, any vessel sales and the proceeds of any debt or equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows, working capital requirements and ongoing obligations under the Partnership’s lease obligations and financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units assuming the Partnership is able to timely refinance its maturing credit facilities on similar terms as its existing facilities. Accordingly, as of September 29, 2025, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $38.5 million, are sufficient to meet working capital requirements and other cash requirements for its current business for at least the next twelve months. See Note 13—Long-Term Debt.

2)	Summary of Significant Accounting Policies

(a)Basis of Preparation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2024, which are included in the Partnership’s Annual Report on Form 20-F (the “2024 20-F”).

(b)Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2024, as contained in the 2024 20-F.

(c)Recent Accounting Pronouncements

Adoption of new accounting standards

On December 14, 2023, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied either prospectively or retrospectively to all periods presented in the financial statements. The new guidance is not expected to materially impact the Partnership.

Accounting pronouncements not yet adopted

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3)Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2025 and 2024, the Partnership’s fleet consisted of eighteen vessels, and operated under time charters and bareboat charters. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents time charter and bareboat revenues and percentages of revenues for material customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and six months ended June 30, 2025 and 2024. All of these customers are subsidiaries of major national or international oil companies.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2025		2024		2025		2024
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	$22,436	26%	$18,004	24%	$41,247	24%	$32,343	22%
Equinor ASA	14,236	17%	14,067	19%	28,755	17%	24,140	16%
Eni Trading and Shipping S.p.A.	11,603	14%	—	0%	23,002	14%	—	0%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	9,317	11%	11,174	15%	18,143	11%	23,019	15%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	9,588	11%	4,514	6%	19,077	11%	8,995	6%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A	7,603	9%	10,270	14%	16,606	10%	20,528	14%
KNOT	$—	—%	$7,495	10%	$2,777	2%	$14,311	10%

The Partnership has financial assets that expose it to credit risk arising from possible default by a counterparty. The Partnership considers its counterparties to be creditworthy banking and financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Partnership would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, and derivative assets. The Partnership, in the normal course of business, does not demand collateral from its counterparties.

The chief operating decision maker manages the business activities on a consolidated basis and assesses performance for the shuttle tanker segment based on operating income that also is reported on the Consolidated Statements of Operations. Although separate vessel financial information is available, the chief operating decision maker internally evaluates the performance of the Partnership as a whole and not on basis of each vessel or charters. As a result, the Partnership has determined that it has one reportable segment. Consolidated expenses presented within the Consolidated Statements of Operations are considered to be significant expenses as they are important to the Partnership’s segment and regularly reported to the chief operating decision maker. The Partnership has not identified any other significant expense categories. The measure of segment assets is reported within the Consolidated Balance Sheets.

The chief operating decision maker uses operating income to evaluate performance and allocation of resources. In this industry, the nature of allocation of resources for new capital expenditure is typically not related to the existing vessels but would rather result in the acquisition or construction of a new shuttle tanker. Typically, such investment decisions are not made on a speculative basis but would occur when a specific long-term customer contract has already been negotiated. The ability to negotiate a contract with acceptable terms to justify such a major capital expenditure is dependent on the prevailing market conditions at the time of the negotiation rather than on historical indicators of operations. Much of the ongoing capital expenditure is driven by classification requirements and is to a large extent unavoidable.

The decisions related to resource allocation and the assessment of the operating results of the Partnership is the responsibility of the Board of Directors, top executives and the entity that has technical management of the vessels on time charters. The Partnership’s chief operating decision maker is as such the Board of Directors.

The Partnership does not have intra-entity sales or transfers.

For information about reported segment assets, segment revenue, significant segment expense categories and segment profit or loss, reference is made to the Consolidated Balance Sheets and Consolidated Statements of Operations.

4)Operating Leases

Revenues

The Partnership’s primary source of revenues is chartering its shuttle tankers to its customers. The Partnership primarily uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership’s time charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the Vessel for the customers, which includes providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off hire.

The following table presents the Partnership’s revenues by time charter and bareboat charters and other revenues for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2025	2024	2025	2024
Time charter revenues (service element included)	$85,920	$71,075	$168,911	$141,926
Bareboat revenues	—	2,362	—	4,873
Total time charter and bareboat revenues	85,920	73,437	168,911	146,799
Other revenues (voyage revenues, loss of hire insurance recoveries and other income)	1,140	983	2,178	4,253
Total revenues	$87,060	$74,420	$171,089	$151,052

As of June 30, 2025, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including service element of the time charter, but excluding unexercised customer option periods and excluding any contracted revenues signed after June 30, 2025):

(U.S. Dollars in thousands)
2025 (excluding the six months ended June 30, 2025)	$178,012
2026	276,179
2027	208,762
2028	115,621
2029	72,190
2030 and thereafter	44,439
Total	$895,203

The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues presented in the table above have not been reduced by estimated off hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The Partnership’s fleet as of June 30, 2025 consisted of:

●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter contract with Sea River Maritime LLC, a subsidiary of ExxonMobil (“ExxonMobil”) which commenced on June 4, 2025 for a fixed period of two years;
●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract with Equinor ASA (“Equinor”) that expires in March 2029, with options for the charterer to extend the charter by two further one-year periods;
●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract that expires in March 2026 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in August 2026 with Fronape International Company, a subsidiary of Transpetro;
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract that expires in January 2026 with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Trading S.A. (“Repsol”). Thereafter, the Carmen Knutsen will commence a new time charter with an oil major in the first quarter of 2026 for a fixed period of four years plus a charterer’s option for one additional year;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with a subsidiary of Royal Dutch Shell (“Shell”), which commenced on March 23, 2025, initially for a fixed period of one year, but which has now been extended by three months fixed (to June 2026) and, at the Partnership’s election, an additional nine months (to March 2027);
●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Eni Trade and Biofuels S.p.A. ("Eni") which expires in December 2027 with options for the charterer to extend the charter by three one-year periods;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Eni which expires in October 2026, with options for the charterer to extend the charter by two one-year periods;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter contract that expires in June 2028 with Repsol, with an option to extend the charter until June 2030;
●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter with Shell that expires in July 2028, with options to extend the charter by three one-year periods;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with Shell that expires in March 2027. Shell has exercised its option to switch from time charter on the Vigdis Knutsen to a bareboat charter. This change is expected to take effect in the fourth quarter of 2025. At the same time as this option exercise, the fixed duration of this charter was extended from 2027 to 2030, with an option for the charterer to extend the charter by two years;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with Shell that expires in September 2028, with options to extend the charter until by three one-year periods;
●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter contract with Chartering and Shipping Service S.A., a wholly owned subsidiary of TotalEnergies (“TotalEnergies”) that expires in April 2026, with an option to extend the charter for one one-year period. Thereafter, the vessel is due to commence a time charter for one year to an oil major commencing June 2027, with options for the charterer to extend the charter by three one-year periods;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that operated under a time charter contract with Petrorio Luxembourg Holding S.A.R.L. (“Petrorio”), until September 2025 following the exercise of two one-month options and negotiation of a short further extension. In September 2025 the vessel commenced a time charter contract with Equinor that expires in the third quarter of 2027, with options for the charterer to extend the charter by two further one-year periods;

●	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter contract with Equinor that expires in November 2027, with multiple options to extend the charter until November 2040. The vessel's scheduled drydocking commenced July 2025 and was completed in late August 2025;
●	the Synnøve Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter contract with Equinor that expires in February 2027, with multiple options to extend the charter until February 2042. The vessel's next scheduled drydocking is due to commence in October 2025;
●	the Tuva Knutsen, a shuttle tanker built in 2021 that is currently operating under a time charter contract with TotalEnergies that expires in February 2026, with TotalEnergies having multiple options to extend the charter until February 2036. KNOT has effectively provided a guarantee of the hire rate until September 2031 on the same basis as if TotalEnergies had exercised its options through such date; and
●	the Live Knutsen, a shuttle tanker built in 2021 that is currently operating under a time charter contract with Galp Sinopec that expires in November 2026, with the charterer having multiple options to extend the charter by six further years. KNOT has provided a guarantee of the hire rate until November 2029 on the same basis as if Galp Sinopec had exercised its options through such date. See Note 21 – Acquisitions.

Furthermore, on July 2, 2025, the Partnership acquired from KNOT all of the outstanding shares in the owner of the Daqing Knutsen, a shuttle tanker built in 2022 that is currently operating under a time charter contract with PetroChina that expires in July 2027, with options to extend the charter until July 2032. As part of the terms of this acquisition, KNOT has provided a guarantee of the hire rate until July 2032 on the same basis as if PetroChina had exercised its options through such date. See Note 22–Subsequent Events.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of June 30, 2025, the right-of-use asset and lease liability for operating leases was $3.86 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for the three and six months ended June 30, 2025, was $0.3 million and $0.6 million, respectively. As of June 30, 2025, the weighted average discount rate for the operating leases was 7.6% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of June 30, 2025, the weighted average remaining lease term is 2.6 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of June 30, 2025 is as follows:

(U.S. Dollars in thousands)
2025 (excluding the six months ended June 30, 2025)	$627
2026	1,254
2027	1,254
2028	1,254
Total	4,389
Less imputed interest	529
Carrying value of operating lease liabilities	$3,860

5)Insurance proceeds

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are recognized when the proceeds are received. As of June 30, 2025, and December 31, 2024, the Partnership had open insurance claims for hull and machinery recoveries of $0.1 million and $nil, respectively, which were recorded as part of Other Current Assets. See Note 18(b)—Other Current Assets.

Loss of hire proceeds of $0.6 million for the three and six months ended June 30, 2025, related to the Live Knutsen, and were recognized as a component of total revenues, since the day rates are recovered under terms of the policy.

Loss of hire proceeds of $0.1 million for the three and six months ended June 30, 2024, related to the Brasil Knutsen, and were recognized as a component of total revenues, since the day rates are recovered under terms of the policy.

6)Other Finance Expenses

(a)Interest Expense

The following table presents the components of interest expense as reported in the consolidated statements of operations for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2025	2024	2025	2024
Interest expense	$14,720	$16,320	$29,055	$33,239
Amortization of debt issuance cost and fair value of debt assumed	596	543	1,163	1,089
Total interest expense	$15,316	$16,863	$30,218	$34,328

(b)Other Finance Expense

The following table presents the components of other finance expense for three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2025	2024	2025	2024
Bank fees, charges (other income)	$144	$(177)	$261	$92
Commitment fees	55	—	90	—
Total other finance (income) expense	$199	$(177)	$351	$92

7)Derivative Instruments

The unaudited condensed consolidated financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than the U.S. Dollar and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into interest rate swap contracts which are based on the Secured Overnight Financing Rate (“SOFR”) in order to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of SOFR. These swaps change a portion of the Partnership’s total variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the

Partnership receives SOFR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2025, and December 31, 2024, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $421.2 million and $417.9 million, respectively. As of June 30, 2025, and December 31, 2024, the carrying amount of the interest rate swap contracts was a net asset of $6.2 million and $13.3 million, respectively. See Note 8—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure where possible. To meet this objective, the Partnership from time to time enters into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2025	2024	2025	2024
Realized gain (loss):
Interest rate swap contracts	$2,521	$3,987	$5,631	$8,050
Total realized gain (loss):	2,521	3,987	5,631	8,050
Unrealized gain (loss):
Interest rate swap contracts	(2,891)	(2,190)	(7,345)	(1,251)
Total unrealized gain (loss):	(2,891)	(2,190)	(7,345)	(1,251)
Total realized and unrealized gain (loss) on derivative instruments:	$(370)	$1,797	$(1,714)	$6,799

8)Fair Value Measurements

(a)Fair Value of Assets and Liabilities

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring and non-recurring basis as of June 30, 2025 and December 31, 2024. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2025		December 31, 2024
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Recurring:
Financial assets:
Cash and cash equivalents	$66,322	$66,322	$66,933	$66,933
Current derivative assets:
Interest rate swap contracts	5,084	5,084	8,112	8,112
Non-current derivative assets:
Interest rate swap contracts	2,401	2,401	5,189	5,189
Financial liabilities:
Non-current derivative liabilities:
Interest rate swap contracts	(1,317)	(1,317)	—	—
Long-term debt, current and non-current	$918,585	$901,003	$909,653	$887,192

The carrying amounts shown in the table above are included in the unaudited interim consolidated balance sheet under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $4.1 million and $4.9 million as of June 30, 2025 and December 31, 2024, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the table above as of June 30, 2025 and December 31, 2024 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of assets and liabilities:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of June 30, 2025 and December 31, 2024 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 1.6 years and 1.0 years, as of June 30, 2025 and December 31, 2024, respectively), (2) the notional amount of the swap contract (ranging from $13.1 million to $50.0 million as of June 30, 2025 and ranging from $13.8 million to $27.9 million as of December 31, 2024), discount rates interpolated based on relevant SOFR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.55% to 3.80% as of June 30, 2025 and from 0.71% to 2.90% as of December 31, 2024).
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks, such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

b)Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring and non-recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2025 and December 31, 2024:

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2025	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$66,322	$66,322	$—	$—
Current derivative assets:
Interest rate swap contracts	5,084	—	5,084	—
Non-current derivative assets:
Interest rate swap contracts	2,401	—	2,401	—
Financial liabilities:
Non-current derivative liabilities:
Interest rate swap contracts	(1,317)	—	(1,317)	—
Long-term debt, current and non-current	$918,585	$—	$901,003	$—

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2024	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$66,933	$66,933	$—	$—
Current derivative assets:
Interest rate swap contracts	8,112	—	8,112	—
Non-current derivative assets:
Interest rate swap contracts	5,189	—	5,189	—
Financial liabilities:
Long-term debt, current and non-current	$909,653	$—	$887,192	$—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of June 30, 2025 and December 31, 2024.

9)Income Taxes

Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable in Norway for the three and six months ended June 30, 2025 and 2024. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation. Under the tonnage tax regime, tax is payable based on the tonnage of the vessel, not on operating income, and is included within operating expenses. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate of 22% and is recorded as an income tax expense. The amount of tonnage tax included in operating expenses for each of the three and six months ended June 30,

2025 was $63,501 and $120,327, respectively. The amount of tonnage tax included in operating expenses for each of the three and six months ended June 30, 2024 was $54,660 and $108,500, respectively. The activities taxable in the UK relate to the activities of KNOT Offshore Partners UK LLC (“KNOT UK”) and are included within income taxes payable.

Taxes payable related to the entrance tax, a one-time tax payable by the Partnership related to certain subsidiaries on entering the Norwegian tonnage tax system, and income taxes attributable to income from continuing operations are calculated based on the Norwegian corporate tax rate of 22% for 2025 and 2024, and deferred tax liabilities are also calculated based on a tax rate of 22% effective as from January 1, 2025 and January 1, 2024, respectively. As of June 30, 2025 and December 31, 2024, $3.1 million and $3.3 million are presented as non-current deferred taxes assets, respectively, and as of June 30, 2025 and December 31, 2024, $0.1 million and $0.1 million are presented as non-current deferred taxes liabilities, respectively.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and six months ended June 30, 2025 and 2024 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2025	2024	2025	2024
Income (loss) before income taxes	$6,935	$(12,638)	$15,095	$(5,059)
Income tax benefit (expense)	(125)	(213)	(704)	(354)
Effective tax rate	(2)%	2%	(5)%	7%

Income tax expenses for the three and six months ended June 30, 2025 and 2024 consist of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2025	2024	2025	2024
Income tax benefit (expense) within Norwegian tonnage tax regime	$(108)	$(210)	$(678)	$(348)
Income tax benefit (expense) within UK	(17)	(3)	(26)	(6)
Income tax benefit (expense)	(125)	(213)	(704)	(354)
Effective tax rate	(2)%	2%	(5)%	7%

The Partnership records a valuation allowance against deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax assets will not be realized. In assessing the need for a valuation allowance against deferred tax assets, which relate to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. The Partnership has determined that part of the deferred tax assets are likely to not be realized, and therefore a valuation allowance is recognized as of June 30, 2025, and December 31, 2024. KNOT Shuttle Tankers AS has taxable income, and the Partnership has determined it is more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. As of June 30, 2025 and December 31, 2024, the Partnership has determined that $3.0 million and $3.2 million of the deferred tax assets, respectively, are more likely than not to be realized.

10)Vessels and Equipment

As of June 30, 2025 and December 31, 2024, Vessels with a book value of $1,513 million and $1,462 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 13—Long-term debt.

	Vessels &	Accumulated	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	impairment	Net Vessels
Vessels, December 31, 2023	$2,398,434	$(826,366)	$(79,070)	$1,492,998
Additions (1)	126,106	—	—	126,106
Drydock costs	553	—	—	553
Disposals (2)	(103,537)	43,973	30,300	(29,264)
Depreciation and impairment for the period (3)	—	(111,817)	(16,384)	(128,201)
Vessels, December 31, 2024	$2,421,556	$(894,210)	$(65,154)	$1,462,192
Additions (1)	125,567	—	—	125,567
Drydock costs	7,592	—	—	7,592
Disposals (2)	(110,652)	50,349	35,734	(24,569)
Depreciation for the period	—	(58,135)	—	(58,135)
Vessels, June 30, 2025	$2,444,063	$(901,996)	$(29,420)	$1,512,647
(1)	On September 3, 2024 the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 31 AS, the company that owns and operates the Tuva Knutsen. On March 3, 2025 the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 27 AS, the company that owns and operates the Live Knutsen. Both acquisitions were accounted for as acquisitions of assets. See Note 21—Acquisitions.
(2)	On September 3, 2024 the Partnership sold to KNOT its 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne. On March 3, 2025 the Partnership sold to KNOT its 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. Both sales transactions were part of an asset swap. See footnote (1) above and see Note 14 (f)—Related Parties.
(3)	The carrying values of each of the Dan Cisne and the Dan Sabia were written down to their respective estimated fair values as of June 30, 2024. See Note 20—Impairment of long-lived assets.

Drydocking activity as of June 30, 2025 and December 31, 2024 is summarized as follows:

(U.S. Dollars in thousands)	At June 30, 2025	At December 31, 2024
Balance at the beginning of the year	$28,661	$40,587
Costs incurred for drydocking	7,592	553
Costs re-allocated to drydocking due to change of contract	—	2,039
Costs allocated to drydocking as part of acquisition of asset	1,067	910
Drydock amortization as part of sale of asset	(1,526)	(1,490)
Drydock amortization	(7,249)	(13,938)
Balance at period end	$28,544	$28,661

11)Inventory

The following table presents the inventory as of June 30, 2025 and December 31, 2024:

(U.S. Dollars in thousands)	At June 30, 2025	At December 31, 2024
Lubricating oil	3,598	3,304
Total inventory	3,598	3,304

12) Contract Liabilities

The unfavorable contractual rights for the time charter contract associated with Tuva Knutsen were obtained in connection with the acquisition in 2024 that had unfavorable contractual terms relative to market as of the acquisition date. The Tuva Knutsen commenced on its 5 year time charter in February 2021, with options to declare additional terms for up to a total of 10 years. The unfavorable contract rights related to the Tuva Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in January 2036.

The unfavorable contractual rights for the time charter contract associated with Live Knutsen were obtained in connection with the acquisition in 2025 that had unfavorable contractual terms relative to market as of the acquisition date. The Live Knutsen commenced on its 5 year time charter in January 2022, with options to declare additional terms for up to a total of 6 years. The unfavorable contract rights related to the Live Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in December 2032.

	Unfavourable	Unfavourable	Total
	contract rights	contract rights	Contract
(U.S. Dollars in thousands)	Tuva Knutsen	Live Knutsen	liabilities
Contract liabilities, December 31, 2023	$—	$—	$—
Additions	(27,628)	—	(27,628)
Amortization for the period	963	—	963
Contract liabilities, December 31, 2024	(26,665)	—	(26,665)
Additions	—	(24,463)	(24,463)
Amortization for the period	1,205	1,039	2,244
Contract liabilities, June 30, 2025	$(25,460)	$(23,424)	$(48,884)

The following table presents the Partnership`s outstanding contractliabilities as of June 30, 2025.

(U.S. Dollars in thousands)
2025 (excluding the six months ended June 30, 2025)	$(2,764)
2026	(5,529)
2027	(5,529)
2028	(5,529)
2029 and thereafter	(29,533)
Total	$(48,884)

13)Long-Term Debt

As of June 30, 2025 and December 31, 2024, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2025	2024
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$250,892	$263,438
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	169,057	186,792
Hilda loan facility	Hilda Knutsen	52,500	56,250
$192.1 million loan facility	Synnøve Knutsen, Tove Kuntsen	140,044	144,597
$69 million Tuva loan facility	Tuva Knutsen	65,156	67,744
$90 million Live loan facility	Live Knutsen	72,146	—
$25 million revolving credit facility with NTT		1,500	1,500
$25 million revolving credit facility with Shinsei		10,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	70,892	73,653
Torill Sale & Leaseback	Torill Knutsen	86,398	90,679
Total long-term debt		$918,585	$909,653
Less: current installments		181,060	258,739
Less: unamortized deferred loan issuance costs		2,030	2,080
Current portion of long-term debt		179,030	256,659
Amounts due after one year		737,525	650,914
Less: unamortized deferred loan issuance costs		2,076	2,839
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$735,449	$648,075

The Partnership’s outstanding debt of $918.6 million ($914.5 million net of debt issuance costs) as of June 30, 2025 is repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
2025 (excluding the six months ended June 30, 2025)	$7,357	$44,660	$81,077	$133,094
2026	15,060	74,461	284,203	373,724
2027	15,751	37,034	95,098	147,883
2028	16,520	19,080	78,824	114,424
2029	17,232	6,154	—	23,386
2030 and thereafter	85,370	40,704	—	126,074
Total	$157,290	$222,093	$539,202	$918,585

As of June 30, 2025, the interest rates on the Partnership’s loan agreements were SOFR plus a fixed margin ranging from 2.0% to 2.4%. The average margin paid on the Partnership’s outstanding debt during the second quarter of 2025 was approximately 2.23% over SOFR. As of June 30, 2025, the borrowers and the guarantors are in compliance with all covenants under the Partnership’s credit facilities.

Live Facility

On October 14, 2021, KNOT Shuttle Tankers 27 AS, the subsidiary owning the Live Knutsen, as borrower, entered into a $89.6 million term loan facility with SMBC Bank EU AG and others (the “Live Facility”). The Live Facility became one of the Partnership’s debt obligations upon closing of the Live Knutsen Acquisition on March 3, 2025. Following repayment of the quarterly installments due prior to March 3, 2025, the outstanding amount of this facility had been reduced to $73.4 million.

In connection with the acquisition of KNOT Shuttle Tankers 27 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of the Live Facility. The Live Facility is repayable in quarterly installments with a final payment due at maturity in

October 2026 of $65.9 million. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.01% including a Credit Adjustment Spread. The facility is secured by a mortgage on the Live Knutsen.

The Live Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Live Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Live Knutsen is less than 125% of the outstanding loan under the Live Facility, upon a total loss or sale of the vessel and customary events of default.

Daqing Facility

On March 31, 2022, KNOT Shuttle Tankers 37 AS, the subsidiary owning the Daqing Knutsen, as borrower, entered into a $84.6 million term loan facility with Development Bank of Japan Inc. and others (the “Daqing Facility”). The Daqing Facility became one of the Partnership’s debt obligations upon closing of the Daqing Knutsen Acquisition on July 2, 2025 (see Note 22-Subsequent Events), and is therefore not included in the Partnership’s outstanding debt as of June 30, 2025. The Daqing Facility is repayable in quarterly installments with a final payment at maturity on June 13, 2027, of $62.3 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 1.94%. In connection with the Daqing Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Daqing Knutsen.

The Daqing Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million (of which at least $10 million is required to be in cash) plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Daqing Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Daqing Knutsen falls below 120% of the outstanding loan, upon total loss or sale of the vessel and customary events of default.

Revolving Credit Facilities

On August 15, 2025, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT TC Leasing Co.. The new facility will mature in August 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.3%, and has a commitment fee on any undrawn portion of the facility that varies based on the aggregate borrowing amount: 0.70% per annum for borrowings up to $10 million, 0.60% per annum for borrowings between $10 million and $20 million, and 0.50% per annum for borrowings exceeding $20 million. The commercial terms of the facility are substantially unchanged from the facility entered into in August 2023 with NTT Finance Corporation.

The Partnership is continuing discussions and negotiations with the lender under its second $25 million revolving credit facility, which will mature in November 2025. Management believes that this facility will be refinanced on acceptable and similar terms prior to its maturity.

Tove Knutsen Sale and Leaseback Agreement

On September 16, 2025, the Partnership, through its wholly-owned subsidiary, KNOT Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds was used to repay the outstanding loan secured by the vessel and to settle the related interest rate swaps. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. Following closing and after repayment of the loan and settlement of the interest rate swaps, the Partnership realized net proceeds of approximately $32 million after fees and expenses.

14)Related Party Transactions

(a)Related Parties

Net income (expense) from related parties included in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2025 and 2024 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2025	2024	2025	2024
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$—	$7,495	$2,777	$14,311
Operating expenses:
Vessel operating expenses (2)	6,494	5,266	10,116	8,614
Voyage expenses and commissions (3)	—	4	—	15
Technical and operational management fee from KNOT to Vessels (4)	3,470	3,035	6,894	6,502
Operating expenses from other related parties (5)	291	286	540	576
General and administrative expenses:
Administration fee from KNOT Management (6)	433	381	860	710
Administration fee from KOAS (6)	215	231	419	440
Administration fee from KOAS UK (6)	13	16	25	33
Administration and management fee from KNOT (7)	1	10	4	20
Total income (expenses)	$(10,917)	$(1,734)	$(16,081)	$(2,599)

(U.S. Dollars in thousands)	At June 30, 2025	At December 31, 2024
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (8)	$—	$10
Equipment purchased from Knutsen Ballast Water AS (9)	—	70
Total	$—	$80
(1)	Time charter income from KNOT: Time charter contracts with Knutsen Shuttle Tankers Pool AS have been in operation in respect of the Bodil Knutsen until her delivery to Equinor in March 2024; the Hilda Knutsen since the third quarter of 2022 until her delivery to Brazil Shipping I Limited in March 2025; the Torill Knutsen since the first quarter of 2023 until her delivery to Eni in June 2024; and the Ingrid Knutsen since the second quarter of 2024 until her delivery to Eni in October 2024.
(2)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(3)	Voyage expenses and commissions: During the three and six months ending June 30, 2025, no operating expenses to related parties were incurred in respect of spot voyages. During the same periods in 2024, the Ingrid Knutsen and the Torill Knutsen completed one spot voyage each where Knutsen Shuttle Tankers Pool AS earned a 1.25% commission on the voyage revenues.
(4)	Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(5)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to Eastern European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per such crew member onboard a vessel. Level Power & Automation AS, a company that provides the Partnership’s vessels with equipment and inspection services, is owned by Level Group AS, where Trygve Seglem, his family and members of TSSI management have significant influence.
(6)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff on a time-spent basis as well as other general and administration expenses. Some services are also provided by KOAS and KOAS UK. Net costs are total administration cost plus a 5% margin. As such, the level of administration costs charged to the Partnership can vary from year to year based on the administration and financing services provided each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of statutory financial statements.
(7)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(8)	Drydocking supervision fee from KNOT Management and KNOT Management Denmark: KNOT Management and KNOT Management Denmark provide supervision and hire out service personnel during drydocking of the vessels.
(9)	Equipment purchased from Knutsen Ballast Water AS: As part of the scheduled drydocking of the Torill Knutsen in the fourth quarter of 2023, a ballast water treatment system was installed on the vessel. As of December 31, 2024 and June 30, 2025, parts of the system had been purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $0.07 million and $0 million, respectively.

(b)Transactions with Management and Directors

Trygve Seglem, the Chairman of the Partnership’s board of directors and the President and CEO of KNOT, controls Seglem Holding AS, which owns 100% of the equity interest in TSSI, which controls KOAS and Knutsen Ballast Water AS. TSSI owns 50% of the equity interest in KNOT. NYK, which owns 50% of the equity interest in KNOT, has management and administrative personnel on secondment to KNOT. Mr. Seglem, along with other third-party shipping companies in Haugesund, also jointly owns Simsea Real Operations AS.

See the footnotes to Note 14(a)—Related Party Transactions for a discussion of transactions with management and directors included in the unaudited condensed consolidated statements of operations.

(c)Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2025	2024
Balance Sheet:
Trading balances due from KOAS	$1,108	$427
Trading balances due from KNOT and affiliates	912	1,803
Amount due from related parties	$2,020	$2,230
Trading balances due to KOAS	$3,132	$1,339
Trading balances due to KNOT and affiliates	4,070	496
Amount due to related parties	$7,202	$1,835

Amounts due from (to) related parties are unsecured and are intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(d)Trade accounts payable

Trade accounts payable to related parties are included in total trade accounts payable in the balance sheet. The balances to related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2025	2024
Balance Sheet:
Trading balances due to KOAS	$905	$1,394
Trading balances due to KNOT and affiliates	621	1,379
Trade accounts payables to related parties	$1,526	$2,773

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2025	2024
Balance Sheet:
Trade receivables due from KNOT and affiliates (refer to Note 18 (b))	$—	$804
Other trading balances due from KOAS	2,307	521
Other current assets from related parties	$2,307	$1,325

(e) Acquisition from KNOT

On March 3, 2025, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 27 AS, the company that owns and operates the Live Knutsen. This acquisition was accounted for as an acquisition of assets.

The board of directors of the Partnership (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price for the transaction described above. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Live Knutsen Acquisition. See Note 21—Acquisitions.

(f) Sale of Vessel to KNOT

On March 3, 2025, the Partnership sold its 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia, to KNOT in an asset swap where the Partnership acquired from KNOT the Live Knutsen as described in footnote (e) above. The sale price of the Dan Sabia was $25.75 million and the sale transaction resulted in a net gain of $1.3 million.

The Board and the Conflicts Committee of the Board approved the sale price for the transaction described above. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Dan Sabia Sale.

The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Sales related costs of $0.3 million as of March 3, 2025, were deducted from the net gain on disposal of the Dan Sabia.

15)Commitments and Contingencies

Assets Pledged

As of June 30, 2025 and December 31, 2024, Vessels with a book value of $1,513 million and $1,462 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 7—Derivative Instruments, Note 10—Vessels and Equipment and Note 13—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charter contracts, claims to reduce charter hire payments can be made by customers if the Vessel does not perform to certain specifications as set out in the relevant contract. No accrual for possible claims was recorded for the period ended June 30, 2025 and the year ended December 31, 2024.

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against loss of charter hire and marine and war risks, which includes damage to or total loss of the Vessels, with each type of insurance subject to deductible amounts that average $0.15 million per Vessel.

Under the loss of hire policies, the insurer will pay compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition. See Note 5 — Insurance proceeds.

16)Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands, except per unit data)	2025	2024	2025	2024
Net income (loss)	$6,810	$(12,851)	$14,391	$(5,413)
Less: Series A Preferred unitholders’ interest in net income (loss)	1,700	1,700	3,400	3,400
Net income (loss) attributable to the unitholders of KNOT Offshore Partners LP	5,110	(14,551)	10,991	(8,813)
Less: Distributions (2)	901	901	1,803	1,803
Under (over) distributed earnings	4,209	(15,452)	9,188	(10,616)
Under (over) distributed earnings attributable to:
Common unitholders	4,130	(15,168)	9,018	(10,421)
General Partner	79	(284)	170	(195)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	34,045	34,045	34,045	34,045
Class B unitholders	252	252	252	252
General Partner	640	640	640	640
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	38,324	38,519	38,324	38,519
Class B unitholders	252	252	252	252
General Partner	640	640	640	640
Earnings per unit (basic):
Common unitholders	$0.15	$(0.42)	$0.32	$(0.25)
Class B unitholders (3)	—	—	—	—
General Partner	0.15	(0.42)	0.32	(0.25)
Earnings per unit (diluted):
Common unitholders (4)	$0.15	$(0.42)	$0.32	$(0.25)
Class B unitholders (3)	—	—	—	—
General Partner	0.15	(0.42)	0.32	(0.25)
Cash distributions declared and paid in the period per unit (5)	$0.03	$0.03	$0.05	$0.05
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.03	$0.03	$0.05	$0.05
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s agreement of limited partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date.
(3)	When the distribution target is not met, there is no allocation of net income (loss) to Class B units.

(4)	Diluted weighted average units outstanding and earnings per unit diluted for the three and six months ended June 30, 2025 and 2024 does not reflect any potential common units relating to the Series A Preferred Units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

The Series A Preferred Units rank senior to the common units and Class B Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the Board.

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units at the applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time until February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Series A Preferred Units will have the right to cause the Partnership to redeem the Series A Preferred Units on February 2, 2027 in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date) plus any accrued and unpaid distributions. In addition, subject to certain conditions, the Partnership has the right to convert the Series A Preferred Units into common units at the applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the outstanding Series A Preferred Units are convertible, based on the applicable conversion rate, is greater than 130% of the aggregate Issue Price of the outstanding Series A Preferred Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of the common units and Class B Units, except they do not have any right to nominate, appoint or elect any of the directors of the Board, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, may replace one of the members of the Board appointed by the General Partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with the common units and Class B Units as a single class so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting.

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s IDRs in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). The IDR Exchange closed on September 10, 2021. The Class B Units are a new class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the number of Class B Units originally issued will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class.

As of December 31, 2024 and June 30, 2025, a total of 420,675 of the Class B Units had been converted.

On January 11, 2023, the Partnership declared a quarterly cash distribution with respect to the fourth quarter of 2022 of $0.026 per common unit. After the payment of the Partnership’s quarterly cash distributions in respect of the fourth quarter of 2022 through to the second quarter of 2025 inclusive, no Class B Units converted to common units. As a result, 252,405 out of the 673,080 Class B Units originally issued remain outstanding as of June 30, 2025.

As of June 30, 2025, 71.4% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,293,458 common units) and 28.4% of such units were held directly by KNOT (in the form of 9,661,255 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.83% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of June 30, 2025, KNOT also held 208,333 Series A Preferred Units and 252,405 Class B Units.

Earnings per unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 252,405 Class B Units as of June 30, 2025. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

The General Partner’s, Class B unitholders’ and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for future capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

17)Unit Activity

There was no movement in the number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2024 until June 30, 2025.

18)Trade Accounts Receivable and Other Current Assets

(a)Trade Accounts Receivable

Trade accounts receivable are presented net of provisions for expected credit loss. As of June 30, 2025 and December 31, 2024, there were no provisions for expected credit loss.

(b)Other Current Assets

The following table presents other currents assets of June 30, 2025 and December 31, 2024:

(U.S. Dollars in thousands)	At June 30, 2025	At December 31, 2024
Trade receivables	$7,085	$6,251
Trade receivables due from KNOT and affiliates (see Note 14 (d))	—	804
Insurance claims for recoveries (refer to note 5)	116	3,877
Refund of value added tax	1,446	1,337
Prepaid expenses	1,988	1,505
EU-ETS current asset (1)	4,068	—
Other receivables	2,904	1,019
Total other current assets	$17,607	$14,793
(1)	The EUs Emission Trading Systems (EU ETS) require that companies are responsible for surrendering CO2 quotas (EU Allowances, EUA’s) to the authorities. EU ETS and the total EUA follows the consumption of bunkers, and the cost is treated like cost of bunkers when vessel is off-hire, i.e., EU-ETS/EUA is the owners’ cost when the vessel is off hire. EU-ETS/EUA is also owners’ cost for vessels operating in the spot market.

19)Accrued expenses

The following table presents accrued expenses as of June 30, 2025 and December 31, 2024:

(U.S. Dollars in thousands)	At June 30, 2025	At December 31, 2024
Operating expenses	$2,928	$3,629
Interest expenses	4,969	4,936
EU ETS current liability (1)	4,075	—
Other expenses	6,455	2,900
Total accrued expenses	$18,427	$11,465
(1)	The EUs Emission Trading Systems (EU ETS) require that companies are responsible for surrendering CO2 quotas (EU Allowances, EUA’s) to the authorities. EU ETS and the total EUA follows the consumption of bunkers, and the cost is treated like cost of bunkers when vessel is off-hire, i.e., EU-ETS/EUA is the owners’ cost when the vessel is off hire. EU-ETS/EUA is also owners’ cost for vessels operating in the spot market.

20)Impairment of Long-Lived Assets

The carrying value of the Partnership’s fleet is regularly assessed as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. The Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the shuttle tanker business as well as the wider global oil and maritime transportation industries.

This exercise in the first and second quarters of 2025 and the first quarter of 2024 did not result in impairment of any Vessel. However, this exercise in respect of the second quarter of 2024 resulted in an impairment in respect of the Dan Cisne (owing to her sale on September 3, 2024) and the Dan Sabia (owing to the expiry of her charter contract, her high carrying value, and her smaller size not being optimal for the Brazilian market, therefore affecting the outlook for future employment). The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels, the potential for sale of the two vessels and discount rates. The Partnership’s consolidated statement of operations for the three months and six months ended June 30, 2024, includes a $5.8 million impairment charge related to the Dan Cisne and $10.6 million impairment charge related to the Dan Sabia. The impairment of the Dan Cisne and the Dan Sabia is included in the Partnership’s only segment, the shuttle tanker segment.

21)Acquisitions

Dan Sabia Sale; Live Knutsen Acquisition

On March 3, 2025, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired from KNOT, KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker Live Knutsen (the “Live Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker Dan Sabia, to KNOT (the “Dan Sabia Sale”). The purchase price for the Live Knutsen Acquisition was $100 million, less $73.4 million of outstanding indebtedness under the Live Loan Facility plus capitalized fees of $0.4 million. The sale price for the Dan Sabia Sale was $25.75 million and there was no related debt. The combination of the Live Knutsen Acquisition and the Dan Sabia Sale was settled by a net cash payment from KNOT Shuttle Tankers AS to KNOT of $1.2 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap were made following the closing.

KNOT Shuttle Tankers 27 AS, as borrower, had entered into a senior secured term loan facility on October 14, 2021 with SMBC Bank EU AG and others, the initial amount of which was $89.6 million. Following repayment of the quarterly installments due prior to March 3, 2025, the outstanding amount of this facility had been reduced to $73.4 million. In connection with the acquisition of KNOT Shuttle Tankers 27 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of this facility (the “Live Loan Facility”). The Live Loan Facility is repayable in quarterly installments with a final payment due at maturity of $65.9 million. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.01% including a Credit Adjustment Spread. The facility is secured by a mortgage on the Live Knutsen. The facility matures in October 2026.

The Live Knutsen is operating in Brazil on a charter contract with Galp Sinopec, for which the current fixed period expires in November 2026, and for which the charterer holds options for a further 6 years. As part of the Live Knutsen Acquisition, KNOT has agreed that if at any time until the end of the first option period (currently scheduled for November 2029) the Live Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the Galp Sinopec charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the Galp Sinopec charter; provided, however, that in the event that for any period during such period the Live Knutsen is chartered under a charter other than the Galp Sinopec charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Galp Sinopec charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Live Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Live Knutsen until November 2029 on the same basis as if Galp Sinopec had exercised its options through such date.

The Board and the Conflicts Committee approved the purchase prices of the Live Knutsen Acquisition and the Dan Sabia Sale. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Live Knutsen Acquisition and the Dan Sabia Sale. The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.03 million as of June 30, 2025, were capitalized as a component of the assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The details of the transaction are as follows:

	Final	Final
	Live Knutsen	Tuva Knutsen
	March 3,	September 3,
(U.S. Dollars in thousands)	2025	2024
Purchase consideration (1)	$26,149	$31,557
Less: Fair value of net assets acquired:
Vessels and equipment (2)	125,354	125,161
Cash	1,116	1,782
Inventories	346	285

Derivatives assets (liabilities)	213	1,773
Others current assets	2,113	1,101
Long-term debt	(73,389)	(69,038)
Deferred debt issuance	349	404
Trade accounts payable	(129)	(249)
Accrued expenses	(3,851)	(1,419)
Amounts due to related parties	(1,510)	(615)
Contract liabilities: Unfavourable contract rights	(24,463)	(27,628)
Subtotal	26,149	31,557
Difference between the purchase price and fair value of net assets acquired	$—	$—
(1)	The purchase consideration comprises the following:

	Final	Final
	Live Knutsen	Tuva Knutsen
	March 3,	September 3,
(U.S. Dollars in thousands)	2025	2024
Asset swap - sale of the Dan Cisne	$—	$30,000
Asset swap - sale of the Dan Sabia	26,960	—
Cash consideration paid to KNOP (from KNOT)	—	(1,135)
Purchase price adjustments	(845)	2,659
Acquisition-related costs	34	33
Purchase price	$26,149	$31,557

(2)	Vessel and equipment includes allocation to drydocking (in thousands) of $1,067 and $910 related to the Live Knutsen and the Tuva Knutsen, respectively.

22)Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through September 29, 2025, the date at which the unaudited condensed consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

Cash Distributions

On July 2, 2025, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended June 30, 2025, which was paid on August 7, 2025, to all common unitholders of record on July 28, 2025. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2025 in an aggregate amount equal to $1.7 million, which was paid on August 6, 2025.

Common Unit Repurchase Program

On July 2, 2025, the Board authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the subsequent 12 months (the “Program”).

Purchases of common units under the Program will be at prevailing prices on the open market or in privately negotiated transactions, and will be subject to available liquidity, market conditions, credit agreement restrictions, applicable legal requirements, contractual obligations and other factors.  The Program does not require the Partnership to acquire any specific number of common units.  The Partnership intends to purchase common units under the Program opportunistically with available funds, while maintaining sufficient liquidity to fund its capital needs.  The Program may be suspended from time to time, modified, extended or discontinued by Board at any time.

Pursuant to the Program, as of September 29, 2025, the Partnership had paid $1.64 million to repurchase an aggregate of 226,374 common units at an average price of $7.24 per common unit. Common units repurchased under the Program are being cancelled.

Daqing Knutsen Acquisition

On July 2, 2025, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 37 AS, the company that owns the shuttle tanker Daqing Knutsen, from Knutsen NYK (the “Daqing Knutsen Acquisition”). The purchase price for the Daqing Knutsen Acquisition was $95 million, less $70.5 million of outstanding indebtedness under the secured credit facility related to the Daqing Knutsen (the “Daqing Facility”) plus capitalized fees of $0.3 million. The cost of the Daqing Knutsen Acquisition was therefore approximately $24.8 million, and was subject to customary post-closing adjustments for working capital and an interest rate swap. Contractual rights for the time charter contract associated with the Daqing Knutsen obtained in connection with this acquisition were unfavorable relative to market as of the acquisition date and, as a consequence, it is expected that a related contract liability will be recognized.

The Daqing Facility is repayable in quarterly installments with a final balloon payment (including the final quarterly installment) of $62.3 million due at maturity on June 13, 2027. The Daqing Facility bears interest at a rate equal to SOFR plus a margin of 1.94%. For a description of the Daqing Facility, please see Note 13 – Long-Term Debt- Daqing Facility.

The Daqing Knutsen is operating in Brazil on a charter contract with PetroChina, for which the current fixed period expires in July 2027, and for which the charterer holds options for a further 5 years. As part of the Daqing Knutsen Acquisition, Knutsen NYK has agreed that if at any time during the seven years following the closing date of the Daqing Knutsen Acquisition the Daqing Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the PetroChina charter, then Knutsen NYK shall pay the Partnership such rate of hire that would have been in effect and payable under the PetroChina charter; provided, however, that in the event that for any period during such seven years the Daqing Knutsen is chartered under a charter other than the PetroChina charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the PetroChina charter during any such period, then Knutsen NYK shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Daqing Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, Knutsen NYK has effectively guaranteed the hire rate for the Daqing Knutsen until July 2032 on the same basis as if PetroChina had exercised its options through such date.

The Daqing Knutsen Acquisition was approved by the Board and the Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

Revolving Credit Facilities

On August 15, 2025, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT TC Leasing Co.. The new facility will mature in August 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.3%, and has a commitment fee on any undrawn portion of the facility that varies based on the aggregate borrowing amount: 0.70% per annum for borrowings up to $10 million, 0.60% per annum for borrowings between $10 million and $20 million, and 0.50% per annum for borrowings exceeding $20 million. The commercial terms of the facility are substantially unchanged from the facility entered into in August 2023 with NTT Finance Corporation.

The Partnership is continuing discussions and negotiations with the lender under its second $25 million revolving credit facility, which will mature in November 2025. Management believes that this facility will be refinanced on acceptable and similar terms prior to its maturity.

Hilda Knutsen Charter Extension

On August 21, 2025, agreement was reached with Shell to extend the term of the current time charter for the Hilda Knutsen by three months firm (to June 2026) plus a further nine months at the Partnership`s option (to March 2027).

Tove Knutsen Sale and Leaseback Agreement

On September 16, 2025, the Partnership, through its wholly-owned subsidiary, KNOT Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds was used to repay the outstanding loan secured by the vessel and to settle the related interest rate swaps. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. Following closing and after repayment of the loan and settlement of the interest rate swaps, the Partnership realized net proceeds of approximately $32 million after fees and expenses.

Bodil Knutsen Charter Extension

On September 22, 2025, agreement was reached with Equinor to extend the term of the current time charter for the Bodil Knutsen to a fixed term ending in March 2029, followed by two charterer’s options each of one year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “KNOT Offshore Partners,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire shuttle tankers primarily under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet exceeding 800 vessels, including bulk carriers, car carriers, containerships, tankers and specialized vessels.

As of June 30, 2025, we had a modern fleet of eighteen shuttle tankers that operate primarily under charters with major oil and gas companies engaged in offshore oil production. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable income, and by pursuing strategic and accretive acquisitions of shuttle tankers. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Cash Distributions

On May 8, 2025, the Partnership paid a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended March 31, 2025 to all common unitholders of record on April 28, 2025. On May 7, 2025, the Partnership paid a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended March 31, 2025 in an aggregate amount equal to $1.7 million.

On August 7, 2025, the Partnership paid a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended June 30, 2025 to all common unitholders of record on July 28, 2025. On August 6, 2025, the Partnership paid a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2025 in an aggregate amount equal to $1.7 million.

Hilda Knutsen Charter

On January 1, 2025, the Hilda Knutsen continued to operate on a time charter contract with a subsidiary of KNOT, at a reduced charter rate. The charter ended on March 23, 2025 when the Hilda Knutsen began operating under a charter with Shell for a fixed period of one year. On August 21, 2025, agreement was reached with Shell to extend the term of the current time charter for the Hilda Knutsen by three months firm (to June 2026) plus a further nine months at the Partnership`s option (to March 2027).

Torill Knutsen Insurance Claim

In January 2025, the final insurance claim payment was received in respect of repair work and loss of hire for the Torill Knutsen, which had arisen from the breakage of a generator rotor in January 2024.

Brasil Knutsen Charter

On January 21, 2025, Petrorio exercised its option to extend the contract of the Brasil Knutsen for two periods of 30 days from May 1, 2025, for redelivery on July 1, 2025. On April 15, 2025, Petrorio extended the redelivery timing for the Brasil Knutsen to September 2025. This redelivery is now expected in October 2025, promptly following which the Brasil Knutsen is due to commence operations with Equinor.

Vigdis Knutsen Charter

On January 24, 2025, Shell exercised its option to switch from a time charter on the Vigdis Knutsen to a bareboat charter. This change is expected to take effect in the fourth quarter of 2025. At the same time, the fixed duration of this charter was extended from 2027 to 2030, with an option for the charterer to extend the charter for two years.

Dan Sabia Sale; Live Knutsen Acquisition

On March 3, 2025, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired from KNOT, KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker Live Knutsen (the “Live Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker Dan Sabia, to KNOT (the “Dan Sabia Sale”). The purchase price for the Live Knutsen Acquisition was $100 million, less $73.4 million of outstanding indebtedness under the Live Loan Facility plus capitalized fees of $0.4 million. The sale price for the Dan Sabia Sale was $25.75 million and there was no related debt. The combination of the Live Knutsen Acquisition and the Dan Sabia Sale was settled by a net cash payment from KNOT Shuttle Tankers AS to KNOT of $1.2 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap were made following the closing.

KNOT Shuttle Tankers 27 AS, as borrower, had entered into a senior secured term loan facility on October 14, 2021 with SMBC Bank EU AG and others, the initial amount of which was $89.6 million. Following repayment of the quarterly installments due prior to March 3, 2025, the outstanding amount of this facility had been reduced to $73.4 million. In connection with the acquisition of KNOT Shuttle Tankers 27 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of this facility (the “Live Loan Facility”). The Live Loan Facility is repayable in quarterly installments with a final payment due at maturity of $65.9 million. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.01% including a Credit Adjustment Spread. The facility is secured by a mortgage on the Live Knutsen. The facility matures in October 2026.

The Live Knutsen is operating in Brazil on a charter contract with Galp Sinopec, for which the current fixed period expires in November 2026, and for which the charterer holds options for a further 6 years. As part of the Live Knutsen Acquisition, KNOT has agreed that if at any time until the end of the first option period (currently scheduled for November 2029) the Live Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the Galp Sinopec charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the Galp Sinopec charter; provided, however, that in the event that for any period during such period the Live Knutsen is chartered under a charter other than the Galp Sinopec charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Galp Sinopec charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Live Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Live Knutsen until November 2029 on the same basis as if Galp Sinopec had exercised its options through such date.

The Partnership’s Board of Directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase prices of the Live Knutsen Acquisition and the Dan Sabia Sale. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Live Knutsen Acquisition and the Dan Sabia Sale.

Board of Directors Change

Effective April 1, 2025, the Partnership’s general partner appointed Mr. Masami Okubo to replace Mr. Yasuhiro Fukuda, both of whom are employees of Nippon Yusen Kabushiki Kaisha (“NYK”), to the Board.

Raquel Knutsen Charter

On June 18, 2025, Repsol Sinopec exercised their option to extend their time charter on the Raquel Knutsen for three years, until June 2028.

Common Unit Repurchase Program

On July 2, 2025, the Board authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the subsequent 12 months (the “Program”).

Purchases of common units under the Program will be at prevailing prices on the open market or in privately negotiated transactions, and will be subject to available liquidity, market conditions, credit agreement restrictions, applicable legal requirements, contractual obligations and other factors.  The Program does not require the Partnership to acquire any specific number of common units.  The Partnership intends to purchase common units under the Program opportunistically with available funds, while maintaining sufficient liquidity to fund its capital needs.  The Program may be suspended from time to time, modified, extended or discontinued by Board at any time.

As of September 29, 2025, the Partnership had paid $1.64 million to repurchase an aggregate of 226,374 common units at an average price of $7.24 per common unit. Common units repurchased under the Program are being cancelled.

Daqing Knutsen Acquisition

On July 2, 2025, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 37 AS, the company that owns the shuttle tanker Daqing Knutsen, from KNOT (the “Daqing Knutsen Acquisition”). The purchase price for the Daqing Knutsen Acquisition was $95 million, less $70.5 million of outstanding indebtedness under the credit facility related to the Daqing Knutsen (the “Daqing Facility”) plus $0.3 million of capitalized fees. The initial cost of the Daqing Knutsen Acquisition was therefore approximately $24.8 million, and is subject to customary post-closing adjustments for working capital and an associated interest rate swap.

The Daqing Facility is repayable in quarterly installments with a final balloon payment of $62.3 million due at maturity in June 2027. The Daqing Facility bears interest at a rate equal to SOFR plus a margin of 1.94%.

The Daqing Knutsen, a 154,000 deadweight ton DP2 Suezmax shuttle tanker was built by Cosco Shipping Heavy Industry and delivered to Knutsen NYK in 2022. The vessel is operating in Brazil on a charter contract with PetroChina, for which the current fixed period expires in July 2027, and for which the charterer holds options for a further 5 years. As part of the Daqing Knutsen Acquisition, Knutsen NYK has agreed that if at any time during the seven years following the closing date of the Daqing Knutsen Acquisition the Daqing Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the PetroChina charter, then Knutsen NYK shall pay the Partnership such rate of hire that would have been in effect and payable under the PetroChina charter; provided, however, that in the event that for any period during such seven years the Daqing Knutsen is chartered under a charter other than the PetroChina charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the PetroChina charter during any such period, then Knutsen NYK shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Daqing Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, Knutsen NYK has effectively guaranteed the hire rate for the Daqing Knutsen until July 2032 on the same basis as if PetroChina had exercised its options through such date.

The Daqing Knutsen Acquisition was approved by the Board and the Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

Revolving Credit Facilities

On August 15, 2025, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT TC Leasing Co.. The new facility will mature in August 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.3%, and has a commitment fee on any undrawn portion of the facility that varies based on the aggregate borrowing amount: 0.70% per annum for borrowings up to $10 million, 0.60% per annum for borrowings between $10 million and $20 million, and 0.50% per annum for borrowings exceeding $20 million. The commercial terms of the facility are substantially unchanged from the facility entered into in August 2023 with NTT Finance Corporation.

The Partnership is continuing discussions and negotiations with the lender under its second $25 million revolving credit facility, which will mature in November 2025. Management believes that this facility will be refinanced on acceptable and similar terms prior to its maturity.

Tove Knutsen Sale and Leaseback Agreement

On September 16, 2025, the Partnership, through its wholly-owned subsidiary, KNOT Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds was used to repay the outstanding loan secured by the vessel and to settle the related interest rate swaps. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. Following closing and after repayment of the loan and settlement of the interest rate swaps, the Partnership realized net proceeds of approximately $32 million after fees and expenses.

Bodil Knutsen Charter Extension

On September 22, 2025, agreement was reached with Equinor to extend the term of the current time charter for the Bodil Knutsen to a fixed term ending in March 2029, followed by two charterer’s options each of one year.

Results of Operations

Three Months Ended June 30, 2025 Compared with the Three Months Ended June 30, 2024

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2025	2024	Change	% Change
Time charter and bareboat revenues	$85,920	$73,437	$12,483	17%
Voyage revenues	—	351	(351)	(100)%
Loss of hire insurance recoveries	607	78	529	678%
Other income	533	554	(21)	(4)%
Vessel operating expenses	33,005	26,952	6,053	22%
Voyage expenses and commission	944	584	360	62%
Depreciation	29,372	27,748	1,624	6%
Impairment	—	16,384	(16,384)	(100)%
General and administrative expenses	1,555	1,426	129	9%
Interest income	903	897	6	1%
Interest expense	(15,316)	(16,863)	1,547	(9)%
Other finance income (expense)	(199)	177	(376)	(212)%
Realized and unrealized gain (loss) on derivative instruments	(370)	1,797	(2,167)	(121)%
Net gain (loss) on foreign currency transactions	(267)	28	(295)	(1,054)%
Income tax benefit (expense)	(125)	(213)	88	(41)%
Net income (loss)	$6,810	$(12,851)	$19,661	(153)%

Time charter and bareboat revenues: Time charter and bareboat revenues increased by $12.5 million to $85.9 million for the three months ended June 30, 2025 compared to $73.4 million for the three months ended June 30, 2024. The increase was mainly due to inclusion of the Tuva Knutsen and the Live Knutsen in the fleet from September 3, 2024 and from March 3, 2025, respectively. Offsetting Dan Cisne and Dan Sabia leaving the fleet from September 3, 2024 and March, 3 2025, respectively and drydocking of the vessel Windsor Knutsen and Raquel Knutsen in the second quarter 2025. In addition, revenues in 2025 include revenues related to EU ETS.

Voyage revenues: Voyage revenues for the three months ended June 30, 2025 were $nil compared to $0.4 million for the same period last year. Voyage revenues for the three months ended June 30, 2024 relate to spot voyages performed by the Ingrid Knutsen and the Torill Knutsen, and no spot voyages were performed by any vessel for the three months ended June 30, 2025.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the three months ended June 30, 2025 were $0.6 million, compared to $0.1 million for the three months ended June 30, 2024. The loss of hire insurance recoveries in the three months ended June 30, 2025 related to the Live Knutsen in connection to an oil leakage from the propeller hub in the fourth quarter of 2022. The loss of hire insurance recoveries in the three months ended June 30, 2024 related to the Brasil Knutsen in connection with repairs of a tunnel thruster reported in the second quarter of 2023.

Other income: Other income for the three months ended June 30, 2025 was $0.5 million compared to $0.6 million for the three months ended June 30, 2024.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2025 were $33.0 million, an increase of $6.0 million from $27.0 million in the three months ended June 30, 2024. The increase is mainly due to more vessels operating on time charter contracts and more vessels undergoing planned drydocking for the three months ended June 30, 2025 compared to same period last year. In addition, expenses in 2025 include costs related to EU ETS.

Voyage expenses and commission: Voyage expenses and commission for the three months ended June 30, 2025 were $0.9 million and relate to Windsor Knutsen and the bunker cost in relation to her planned dry-docking in Europe which was completed before she commenced on a new time charter contract on June 4, 2025. Voyage expenses and commission for the three months ended June 30, 2024 were $0.6 million and relate to bunker cost, commission and port costs for spot voyages performed by the Ingrid Knutsen and the Torill Knutsen.

Depreciation: Depreciation expense for the three months ended June 30, 2025 was $29.4 million compared to $27.8 million for the three months ended June 30, 2024.

Impairment: Impairment charge for the three months ended June 30, 2025 was $nil compared to $16.4 million for the three months ended June 30, 2024. The impairment charges for the three months ended June 30, 2024 relate to the Dan Cisne and the Dan Sabia. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair values, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2025 were $1.6 million compared to $1.4 million for the same period in 2024.

Interest income: Interest income was $0.9 million for each of the three months periods ended June 30, 2025 and 2024.

Interest expense: Interest expense for the three months ended June 30, 2025 was $15.3 million, a decrease of $1.6 million from $16.9 million for the three months ended June 30, 2024. The decrease is mainly due to repayment of outstanding debt and a lower SOFR rate.

Other finance income (expense): Other finance expense was $0.2 million for the three months ended June 30, 2025, compared to finance income of $0.2 million for the three months ended June 30, 2024.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized loss on derivative instruments for the three months ended June 30, 2025 was $0.4 million, compared to a gain of $1.8 million for the three months ended June 30, 2024, as set forth in the table below:

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2025	2024
Realized gain (loss):
Interest rate swap contracts	$2,521	$3,987
Total realized gain (loss):	2,521	3,987
Unrealized gain (loss):
Interest rate swap contracts	(2,891)	(2,190)
Total unrealized gain (loss):	(2,891)	(2,190)
Total realized and unrealized gain (loss) on derivative instruments:	$(370)	$1,797

The total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to offset part of the exposure to interest rate changes in respect of outstanding or forecasted debt obligations was $421.2 million as of June 30, 2025 and $389.3 million as of June 30, 2024. The unrealized loss on derivative instruments in the three months ended June 30, 2025 was related to mark-to-market loss on on interest rate swaps of $2.9 million. The unrealized loss on derivative instruments in the three months ended June 30, 2024 was related to a mark-to-market loss on interest rate swaps of $2.2 million.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the three months ended June 30, 2025 was $0.3 million compared to a gain of $0.03 million for the three months ended June 30, 2024.

Income tax expense: Income tax expense for the three months ended June 30, 2025 was $0.1 million compared to $0.2 million for the three months ended June 30, 2024.

Net income (loss): As a result of the foregoing, the Partnership recorded net income of $6.8 million for the three months ended June 30, 2025, compared to net loss of $12.9 million for the three months ended June 30, 2024.

Six Months Ended June 30, 2025 Compared with the Six Months Ended June 30, 2024

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2025	2024	Change	% Change
Time charter and bareboat revenues	$168,911	$146,799	$22,112	15%
Voyage revenues	466	3,066	(2,600)	(85)%
Loss of hire insurance recoveries	607	78	529	678%
Other income	1,105	1,109	(4)	(0)%
Gain from disposal of asset	1,342	—	1,342	100%
Vessel operating expenses	63,614	52,861	10,753	20%
Voyage expenses and commission	1,711	2,219	(508)	(23)%
Depreciation	58,135	55,490	2,645	5%
Impairment	—	16,384	(16,384)	(100)%
General and administrative expenses	3,351	3,063	288	9%
Interest income	1,651	1,725	(74)	(4)%
Interest expense	(30,218)	(34,328)	4,110	(12)%
Other finance expense	(351)	(92)	(259)	282%
Realized and unrealized gain (loss) on derivative instruments	(1,714)	6,799	(8,513)	(125)%
Net gain (loss) on foreign currency transactions	107	(198)	305	(154)%
Income tax benefit (expense)	(704)	(354)	(350)	99%
Net income (loss)	14,391	(5,413)	19,804	(366)%

Time charter and bareboat revenues: Time charter and bareboat revenues increased by $22.1 million to $168.9 million for the six months ended June 30, 2025, compared to $146.8 million for the six months ended June 30, 2024. The increase was mainly due to inclusion of the Tuva Knutsen and the Live Knutsen in the fleet from September 3, 2024 and from March 3, 2025, respectively. Offsetting Dan Cisne and Dan Sabia leaving the fleet from September 3, 2024 and March, 3 2025, respectively and drydocking of the vessel Windsor Knutsen and Raquel Knutsen in the second quarter 2025. In addition, revenues in 2025 include revenues related to EU ETS.

Voyage revenues: Voyage revenues for the six months ended June 30, 2025 were $0.5 million compared to $3.1 million for the same period last year. Voyage revenues for the six months ended June 30, 2025 relate to spot voyages performed by the Dan Sabia, while spot voyages for the six months ended June 30, 2024 related to spot voyages performed by the Dan Cisne, Ingrid Knutsen and the Torill Knutsen.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the six months ended June 30, 2025 were $0.6 million compared to $0.1 million for the six months ended June 30, 2024. The loss of hire insurance recoveries in the six months ended June 30, 2025 related to the Live Knutsen in connection with an oil leakage from the propeller hub in the fourth quarter of 2022. The loss of hire insurance recoveries in the six months ended June 30, 2024 related to the Brasil Knutsen in connection with repairs of a tunnel thruster reported in the second quarter of 2023.

Other income: Other income was $1.1 for each of the six months periods ended June 30, 2025 and 2024.

Gain from disposal of asset: Gain from disposal of asset was $1.3 million for the six months ended June 30, 2025. The gain relates to the Dan Sabia Sale, which completed on March 3, 2025.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2025 were $63.6 million, an increase of $10.7 million from $52.9 million in the six months ended June 30, 2024. The increase is mainly due to more vessels operating on time charter contracts and more vessels undergoing planned drydocking for the six months ended June 30, 2025 compared to same period last year. In addition, expenses in 2025 include costs related to EU ETS.

Voyage expenses and commission: Voyage expenses and commission for the six months ended June 30, 2025 were $1.7 million and relate to Windsor Knutsen and the bunker cost in relation to her planned dry-docking in Europe which was completed before she commenced on a new time charter contract on June 4, 2025. Voyage expenses and commission for the six months ended June 30, 2024 were $2.2 million and relate to bunker cost, commission and port costs for spot voyages performed by the Dan Cisne, the Ingrid Knutsen and the Torill Knutsen.

Depreciation: Depreciation expense for the six months ended June 30, 2025 was $58.1 million, compared to $55.5 million in the six months ended June 30, 2024.

Impairment: Impairment charge for the six months ended June 30, 2025 was $nil million compared to $16.4 million for the six months ended June 30, 2024. The impairment charge for the six month period ended June 30, 2024 related to the Dan Cisne and the Dan Sabia. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair values, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2025 were $3.4 million, compared to $3.1 million for the six months ended June 30, 2024.

Interest income: Interest income was $1.7 million for each of the six months periods ended June 30, 2025 and 2024.

Interest expense: Interest expense for the six months ended June 30, 2025 was $30.2 million, a decrease of $4.1 million from $34.3 million in the six months ended June 30, 2024. The decrease is mainly due to repayment of outstanding debt and a lower SOFR rate.

Other finance expense: Other finance expense was $0.4 million for the six months ended June 30, 2025, compared to $0.1 million for the six months ended June 30, 2024. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized loss on derivative instruments for the six months ended June 30, 2025 was $1.7 million, compared to a gain of $6.8 million for the six months ended June 30, 2024 as set forth in the table below:

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2025	2024
Realized gain (loss):
Interest rate swap contracts	$5,631	$8,050
Total realized gain (loss):	5,631	8,050
Unrealized gain (loss):
Interest rate swap contracts	(7,345)	(1,251)
Total unrealized gain (loss):	(7,345)	(1,251)
Total realized and unrealized gain (loss) on derivative instruments:	$(1,714)	$6,799

The total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to offset part of the exposure to interest rate changes in respect of outstanding or forecasted debt obligations was $421.2 million as of June 30, 2025 and $389.3 million as of June 30, 2024. The unrealized loss in the six months ended June 30, 2025 was related to mark-to-market loss on derivative on interest rate swaps of $7.3 million. The unrealized loss in the six months ended June 30, 2024 was related to a mark-to-market loss on interest rate swaps of $1.3 million.

Net gain (loss) on foreign currency transactions: Net gain on foreign currency transactions for the six months ended June 30, 2025 was $0.1, compared to a loss of $0.2 million for the six months ended June 30, 2024.

Income tax benefit (expense): Income tax expense for the six months ended June 30, 2025 was $0.7 million compared to income tax expense of $0.4 million for the six months ended June 30, 2024.

Net income (loss): As a result of the foregoing, the Partnership recorded a net income of $14.4 million for the six months ended June 30, 2025, compared to net loss of $5.4 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations, and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to payment of operating costs, servicing our debt, payment of lease obligations, funding investments (including the equity portion of investments in vessels), funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows. As of September 29, 2025, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters), including the undrawn portion of our revolving credit facilities of $38.5 million, are sufficient to meet our working capital and other cash requirements for our current business for at least the next twelve months, assuming that we are able to timely close refinancing of our revolving credit facility with SBI Shinsei in November 2025, and the senior secured loan facility secured by the Synnøve Knutsen, which matures in October 2025 with a repayment due at that time of $72.3 million, all on similar terms as our existing credit facilities.

The Partnership has commenced discussions and negotiations with its lending group and other institutions and advisors concerning the refinancing of its credit facilities that mature in the remainder of 2025. However, if the Partnership is not able to secure the refinancing of this debt, there will be insufficient liquid funds necessary to repay the debt at maturity. Although there is some judgement required in assessing this risk, given the negotiations that are already underway and given the Partnership’s history of successfully obtaining financing or refinancing its debt, management believes that it will be able to conclude a refinancing of all such facilities on similar terms (including that no re-leverage is required) prior to maturity. However, no assurance can be given that all such facilities will be timely refinanced on acceptable terms.

Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels, strengthen our balance sheet and invest in accretive acquisitions.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge part of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts when suitable opportunities arise.

We estimate that we will spend in total approximately $68.7 million for drydocking and classification surveys for the vessels in our fleet as of June 30, 2025, between 2025 and 2028, with approximately $21.2 million of this amount to be spent in the twelve months ending June 30, 2026. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we currently anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from drydocking yards that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

As of June 30, 2025, the Partnership had available liquidity of $104.8 million, which consisted of cash and cash equivalents of $66.3 million and undrawn capacity under the revolving credit facilities of $38.5 million. The Partnership’s total interest-bearing obligations outstanding as of June 30, 2025 were $918.6 million ($914.5 million net of debt costs). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2025 was approximately 2.3% over the SOFR.

As of June 30, 2025, the Partnership had total $1,000.2 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen and the Torill Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $231.4 million matures within one year and $768.8 million matures after one year.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of June 30, 2025, the Partnership’s net current liabilities were $124.5 million. Included in current liabilities are $179.0 million of short-term loan obligations that, as of September 29, 2025, mature before June 30, 2026 and are therefore presented as current debt.

Currently, we do not have any off-balance sheet arrangements.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

Six Months Ended June 30, 2025 Compared with the Six Months Ended June 30, 2024

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2025	2024
Net cash provided by (used in) operating activities	$67,980	$60,572
Net cash provided by (used in) investing activities	827	(75)
Net cash provided by (used in) financing activities	(69,661)	(67,710)
Effect of exchange rate changes on cash	243	(89)
Net increase in cash and cash equivalents	(611)	(7,302)
Cash and cash equivalents at the beginning of the period	66,933	63,921
Cash and cash equivalents at the end of the period	$66,322	$56,619

Net cash provided by operating activities

Net cash provided by operating activities increased by $7.4 million to $68.0 million in the six months ended June 30, 2025, compared to $60.6 million in the six months ended June 30, 2024. Before changes in working capital, cash provided by operating activities was $69.7 million for the six months ended June 30, 2025, an increase of $0.7 million compared to $69.0 million for the six months ended June 30, 2024. The increase of $0.7 million was primarily due to improved operational result compared with a small expenditure for the corresponding period of 2024. Changes in working capital decreased net cash provided by operating activities by $1.7 million for the six months ended June 30, 2025, a decrease of $6.7 million from a consumption of $8.4 million for the six months ended June 30, 2024.

Net cash provided by investing activities

Net cash provided by investing activities was $0.8 million in the six months ended June 30, 2025, compared to $0.1 million net cash used in investing activities the six months ended June 30, 2024. The increase is mainly related to Dan Sabia Sale and Live Knutsen Acquisition.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2025 of $69.7 million was mainly related to the following:

●	Repayment of long-term debt of $64.5 million related to ordinary installments; and
●	Payment of cash distributions of $5.2 million.

Net cash used in financing activities during the six months ended June 30, 2024 of $67.7 million was mainly related to the following:

●	Proceeds of $60 million from the drawdown on a new three-year loan facility secured by the Hilda Knutsen.

This was offset by the following:

●	Repayment of long-term debt of $121.9 million, of which $58.5 million was repaid in connection with the refinancing of the maturing loan facility secured by the Hilda Knutsen;

●	Payment of cash distributions of $5.2 million; and
●	Payment of debt issuance costs of $0.5 million in connection with the refinancing of the maturing loan facility secured by the Hilda Knutsen.

Borrowing Activities

Long-Term Debt

As of June 30, 2025, and December 31, 2024, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2025	2024
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$250,892	$263,438
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	169,057	186,792
Hilda loan facility	Hilda Knutsen	52,500	56,250
$192.1 million loan facility	Synnøve Knutsen, Tove Knutsen	140,044	144,597
$69 million Tuva loan facility	Tuva Knutsen	65,156	67,744
$90 million Live loan facility	Live Knutsen	72,146	—
$25 million revolving credit facility with NTT		1,500	1,500
$25 million revolving credit facility with Shinsei		10,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	70,892	73,653
Torill Sale & Leaseback	Torill Knutsen	86,398	90,679
Total long-term debt		$918,585	$909,653
Less: current installments		181,060	258,739
Less: unamortized deferred loan issuance costs		2,030	2,080
Current portion of long-term debt		179,030	256,659
Amounts due after one year		737,525	650,914
Less: unamortized deferred loan issuance costs		2,076	2,839
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$735,449	$648,075

The Partnership’s outstanding debt of $918.6 million as of June 30, 2025, is repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
2025 (excluding the six months ended June 30, 2025)	$7,357	$44,660	$81,077	$133,094
2026	15,060	74,461	284,203	373,724
2027	15,751	37,034	95,098	147,883
2028	16,520	19,080	78,824	114,424
2029	17,232	6,154	—	23,386
2030 and thereafter	85,370	40,704	—	126,074
Total	$157,290	$222,093	$539,202	$918,585

As of June 30, 2025, the interest rates on the Partnership’s loan agreements were SOFR plus a fixed margin ranging from 2.0% to 2.4%. The average margin paid on the Partnership’s outstanding debt during the second quarter of 2025 was approximately 2.23% over SOFR.

For more information regarding the Partnership’s credit facilities outstanding as of December 31, 2024, please read Note 17—Long-Term Debt to our consolidated financial statements included in our 2024 20-F. Please see below for a description of additional credit facilities or amendments to existing credit facilities entered into by the Partnership since December 31, 2024. The Partnership is in compliance with all covenants under its credit facilities.

Live Facility

On October 14, 2021, KNOT Shuttle Tankers 27 AS, the subsidiary owning the Live Knutsen, as borrower, entered into a $89.6 million term loan facility with SMBC Bank EU AG and others (the “Live Facility”). The Live Facility became one of the Partnership’s debt obligations upon closing of the Live Knutsen Acquisition on March 3, 2025. Following repayment of the quarterly installments due prior to March 3, 2025, the outstanding amount of this facility had been reduced to $73.4 million.

In connection with the acquisition of KNOT Shuttle Tankers 27 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of the Live Facility. The Live Facility is repayable in quarterly installments with a final payment due at maturity in October 2026 of $65.9 million. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.01% including a Credit Adjustment Spread. The facility is secured by a mortgage on the Live Knutsen.

The Live Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Live Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Live Knutsen is less than 125% of the outstanding loan under the Live Facility, upon a total loss or sale of the vessel and customary events of default.

Daqing Facility

On March 31, 2022, KNOT Shuttle Tankers 37 AS, the subsidiary owning the Daqing Knutsen, as borrower, entered into a $84.6 million term loan facility with Development Bank of Japan Inc. and others (the “Daqing Facility”). The Daqing Facility became one of the Partnership’s debt obligations upon closing of the Daqing Knutsen Acquisition on July 2, 2025 (see Note-20 Subsequent Events), and is therefore not included in the Partnership’s outstanding debt as of June 30, 2025. The Daqing Facility is repayable in quarterly installments with a final payment due at maturity on June 13, 2027, of $62.3 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 1.94%. In connection with the Daqing Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Daqing Knutsen.

The Daqing Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million (of which at least $10 million is required to be in cash) plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and

$1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Daqing Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Daqing Knutsen falls below 120% of the outstanding loan, upon total loss or sale of the vessel and customary events of default.

Revolving Credit Facilities

On August 15, 2025, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT TC Leasing Co. The new facility will mature in August 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.3%, and has a commitment fee on any undrawn portion of the facility that varies based on the aggregate borrowing amount: 0.70% per annum for borrowings up to $10 million, 0.60% per annum for borrowings between $10 million and $20 million, and 0.50% per annum for borrowings exceeding $20 million. The commercial terms of the facility are substantially unchanged from the facility entered into in August 2023 with NTT Finance Corporation.

The Partnership is continuing discussions and negotiations with the lender under its second $25 million revolving credit facility, which will mature in November 2025. Management believes that this facility will be refinanced on acceptable and similar terms prior to its maturity.

Tove Knutsen Sale and Leaseback Agreement

On September 16, 2025, the Partnership, through its wholly-owned subsidiary, KNOT Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds was used to repay the outstanding loan secured by the vessel and to settle the related interest rate swaps. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. Following closing and after repayment of the loan and settlement of the interest rate swaps, the Partnership realized net proceeds of approximately $32 million after fees and expenses.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of June 30, 2025, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was $273.8 million based on total interest-bearing debt outstanding of $918.6 million, less the Raquel Knutsen and the Torill Knutsen sale/leaseback facilities of $157.3 million, less interest rate swaps with a notional amount of $421.2 million and less cash and cash equivalents of $66.3 million. Our interest rate swap contracts mature between August 2025 and February 2032 and have an average maturity of approximately 1.8 years. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month SOFR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 2.54%. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impaired by changes in the market value of such financial instruments.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included in our 2024 20-F filed with the SEC.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter-term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;
●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impact of the Russian war with Ukraine, the conflict between Israel and Hamas and other conflicts in the Middle East;
●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;
●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market;
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC, including its 2024 20-F and subsequent reports on Form 6-K.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in this Form 6-K and our 2024 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit Description
4.1	Share Purchase Agreement, dated July 2, 2025, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 37 AS
4.2	Memorandum of Agreement, dated August 13, 2025, between KNOT Shuttle Tankers 34 AS and MI-DAS Line S.A.
4.3	Addendum No. 1 to Memorandum of Agreement, dated August 13, 2025, between KNOT Shuttle Tankers 34 AS and MI-DAS Line S.A.
4.4+	Bareboat Charter, dated August 13, 2025, between KNOT Shuttle Tankers 34 AS and MI-DAS Line S.A.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

+Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 29, 2025	By:	/s/ Derek Lowe
		Name:	Derek Lowe
		Title:	Chief Executive Officer and Chief Financial Officer